================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Viisage Technology, Inc.
                                (Name of Issuer)

   Common Stock, $0.001 par value                        92675K 20 5
   (Title of class of securities)                      (CUSIP number)

                           Aston Capital Partners L.P.
                         c/o L-1 Investment Partners LLC
                        177 Broad St., Stamford, CT 06901

                                 with copies to:

                              Marita Makinen, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                January 11, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

================================================================================

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Aston Capital Partners L.P.

------------------- -------------------------------------------------- -------------------------------------------------------------
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- -------------------------------------------------- -------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [ ]
                                                                                       (b) [X](1)
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                                                                                         OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [ ]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                               Delaware

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                     0
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                            8,233,447
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                                 0
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                       8,233,447

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                           8,233,447(2)

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                  27.60%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          PN

------------------- -------------------------------------------------- -------------------------------------------------------------


------------------
(1)  The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2)  Assuming exercise of all currently exercisable warrants to purchase Viisage
     Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.



                                       2

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Aston Capital Partners GP LLC

                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- -------------------------------------------------------------------- -------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                                         (b) [X](3)
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                                                                                        OO

------------------- -------------------------------------------------------------------- -------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                      [ ]
                    TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                             Delaware

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                    0
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                           8,233,447
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                                0
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                      8,233,447

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                          8,233,447(4)

------------------- -------------------------------------------------------------------- -------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                       [ ]
                    SHARES:
------------------- -------------------------------------------------------------------- -------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                27.60%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- -------------------------------------------------- -------------------------------------------------------------


------------------
(3)  The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(4)  Assuming exercise of all currently exercisable warrants to purchase Viisage
     Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.



                                       3

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          L-1 Investment Partners LLC

                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- -------------------------------------------------------------------- -------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                                         (b) [X](5)
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                                                                                         OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [ ]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                               Delaware

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                      0
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                             8,513,447
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                                  0
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                        8,513,447

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                            8,513,447(6)

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   28.54%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          O0

------------------- -------------------------------------------------- -------------------------------------------------------------


-----------------
(5)  The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(6)  Assuming exercise of all currently exercisable warrants to purchase Viisage
     Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.


                                       4

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Robert V. LaPenta

                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- -------------------------------------------------------------------- -------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                                         (b) [X](7)
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                                                                                           OO

------------------- -------------------------------------------------------------------- -------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [   ]
                    TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                Delaware

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                  96,000
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                             8,513,447
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                             96,000
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                        8,513,447

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                            8,609,447(8)

------------------- -------------------------------------------------------------------- -------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                          [  ]
                    SHARES:

------------------- -------------------------------------------------------------------- -------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   28.86%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------


------------------
(7)  The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(8)  Assuming exercise of all currently exercisable warrants to purchase Viisage
     Common Stock beneficially owned by such reporting person.


                                       5

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          James A. DePalma

                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- -------------------------------------------------------------------- -------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                                         (b) [X](9)
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                                                                                        OO

------------------- -------------------------------------------------------------------- -------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                     [ ]
                    TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                             Delaware

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                3,944
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                          8,513,447
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                           3,944
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                     8,513,447

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                         8,517,391(10)

------------------- -------------------------------------------------------------------- -------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                       [  ]
                    SHARES:

------------------- -------------------------------------------------------------------- -------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 28.56%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- ------------------------------------------------------------


------------------
(9)  The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(10) Assuming exercise of all currently exercisable warrants to purchase Viisage
     Common Stock beneficially owned by such reporting person.



                                       6

------------------- -------------------------------------------------- -----------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Joseph S. Paresi

                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- -------------------------------------------------------------------- -------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                                         (b) [X](11)
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                                                                                        OO

------------------- -------------------------------------------------------------------- -------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                      [  ]
                    TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                               Delaware

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                  4,000
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                            8,513,447
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                             4,000
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                       8,513,447

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                          8,517,447(12)

------------------- -------------------------------------------------------------------- -------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES:

------------------- -------------------------------------------------------------------- -------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 28.56%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------


------------------
(11) The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(12) Assuming exercise of all currently exercisable warrants to purchase Viisage
     Common Stock beneficially owned by such reporting person.


                                       7

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Doni L. Fordyce

                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- -------------------------------------------------------------------- -------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                                         (b) [X](13)
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                                                                                         OO

------------------- -------------------------------------------------------------------- -------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                     [   ]
                    TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              Delaware

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                     0
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                           8,513,447
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                                0
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                      8,513,447

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                          8,513,447(14)

------------------- -------------------------------------------------------------------- -------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                        [   ]
                    SHARES:

------------------- -------------------------------------------------------------------- -------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 28.54%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------

------------------
(13) The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(14) Assuming exercise of all currently exercisable warrants to purchase Viisage Common Stock beneficially owned by such reporting person.

           This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 23, 2005 by Aston Capital Partners L.P., Aston Capital Partners GP LLC, L-1 Investment Partners LLC, Mr. Robert V. LaPenta, Mr. James A. DePalma, Mr. Joseph S. Paresi and Ms. Doni L. Fordyce (collectively, the "Reporting Persons") and relates to shares of common stock, $0.001 par value per share ("Viisage Common Stock"), of Viisage Technology, Inc., a Delaware corporation ("Viisage").

           Item 4. Purpose of the Transaction.
                   --------------------------

           On January 11, 2006, Viisage entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with VIDS Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Viisage ("Merger Sub"), and Identix Incorporated, a Delaware corporation ("Identix"), under which Merger Sub will merge with and into Identix, with Identix being the surviving corporation (the "Merger"). As a result of the Merger, Identix will become a wholly-owned subsidiary of Viisage. Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Identix common stock will be converted into the right to receive 0.473 newly issued shares of Viisage common stock. The Merger is subject to obtaining certain regulatory approvals, the approval of Viisage's and Identix' respective stockholders and other customary closing conditions.

           In connection with the execution of the Merger Agreement, L-1 Investment Partners LLC, Aston Capital Partners GP LLC and Mr. Robert V. LaPenta (the "Covered Persons"), together with certain other stockholders of Viisage that are not Reporting Persons, entered into a Voting Agreement, dated as of January 11, 2006, with Identix (the "Voting Agreement"). Pursuant and subject to the terms of the Voting Agreement, each Covered Person has agreed to vote, or provide a written consent with respect to, all shares of Identix common stock owned of record or beneficially by it and over which it has voting control (or only 50% of such shares in the event of a Change in Recommendation, as defined in the Merger Agreement, with respect to Viisage) (the "Covered Shares"): (x) in favor of the Parent Stock Issuance and Parent Charter Amendment (each as defined in the Merger Agreement) and any matter that could reasonably be expected to facilitate the Merger and (y) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Viisage contained in the Merger Agreement or which could result in any of the conditions to Viisage's obligations under the Merger Agreement not being fulfilled. Each Covered Person has irrevocably and unconditionally granted a proxy appointing Identix as its attorney-in-fact and proxy to vote the Covered Shares as described above.

           Each Covered Person has further agreed, pursuant to the Voting Agreement and subject to certain exceptions, not to (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, "Transfer"), or enter into any contract, option or other agreement to Transfer any or all of the Covered Shares (other than to any Person that agrees in writing to be bound by the terms of the Voting Agreement); (ii) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any

Covered Shares; or (iii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under the Voting Agreement.

           Each Covered Person has further agreed, pursuant to the Voting Agreement, not to knowingly take any action which would cause Viisage to materially violate or be in material breach of Section 5.2 of the Merger Agreement, which, among other things, prohibits Viisage from soliciting Alternative Transaction Proposals (as defined in the Merger Agreement).

           The Voting Agreement terminates on the earliest to occur of: (a) the termination of the Merger Agreement in accordance with the terms of the Merger Agreement; (b) the agreement of the parties thereto to terminate the Voting Agreement; or (c) the consummation of the Merger.

           The foregoing summary of the Merger Agreement and the Voting Agreement is qualified in its entirety by reference to the full text of the Merger Agreement and the Voting Agreement, which agreements are filed as Exhibits 10.1 and 10.2, respectively, hereto and which are incorporated herein by reference.

           Item 6. Contracts, Arrangements, Understandings or Relationships with
                   -------------------------------------------------------------
                   Respect to the Securities of the Issuer.
                   ----------------------------------------

           The information set forth in Item 4 above is incorporated by reference into this Item 6.

           Item 7. Material to be Filed as Exhibits.
                   --------------------------------

 Exhibit No.                         Description
 -----------                         -----------

    10.1 Agreement and Plan of Reorganization, dated as of January 11, 2006, among Viisage Technology, Inc., VIDS Acquisition Corp. and Identix Incorporated.

    10.2 Voting Agreement, dated as of January 11, 2006, among Identix Incorporated, L-1 Investment Partners LLC, Aston Capital Partners GP LLC, Mr. Robert V. LaPenta and the other stockholders of Viisage Technology, Inc. signatory thereto.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  January 13, 2006

                                        ASTON CAPITAL PARTNERS L.P.

                                        By:   Aston Capital Partners GP LLC, its
                                        general partner


                                        By: /s/ James A. DePalma
                                           -------------------------------------
                                           Name:  James A. DePalma
                                           Title: Partner

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  January 13, 2006

                                    ASTON CAPITAL PARTNERS GP LLC


                                    By:  /s/ James A. DePalma
                                        ----------------------------------------
                                        Name:  James A. DePalma
                                        Title: Partner

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2006

                                       L-1 INVESTMENT PARTNERS LLC


                                       By:  /s/ James A. DePalma
                                           -------------------------------------
                                           Name:  James A. DePalma
                                           Title: Partner

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  January 13, 2006

                                              ROBERT V. LAPENTA

                                              /s/ Robert V. LaPenta
                                              ----------------------------------

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  January 13, 2006

                                                 JAMES A. DEPALMA

                                                 /s/ James A. DePalma
                                                 -------------------------------

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  January 13, 2006

                                              JOSEPH S. PARESI

                                               /s/ Joseph S. Paresi
                                              ----------------------------------

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  January 13, 2006

                                              DONI L. FORDYCE


                                              /s/ Doni L. Fordyce
                                              ----------------------------------